

November 23, 2020

<u>Via E-mail</u>

William Fong, Esq.
White & Case LLP
9th Floor Central Tower
28 Queen's Road Central
Hong Kong SAR

> **Re:** **Cellular Biomedicine Group, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed November 17, 2020 by Cellular Biomedicine Group, Inc.; et al.**
> **File No. 005-82437**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2020**
> **File No. 001-36498**

Dear Mr. Fong:

The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments.

<u>Amendment No. 1 to Schedule 13E-3</u>

<u>General</u>

1. Please supplementally advise us how you determined that Velvet Investment Pte. Ltd. is not an affiliate engaged in the Rule 13e-3 transaction that is required to be identified as a filing person for purposes of Schedule 13E-3 given its involvement in the financing of the transaction and in guaranteeing a portion of the Company's payment obligations as a key member of the Buyer Consortium.

2. Please revise the information set forth under Item 13 in your amended Schedule 13E-3 to incorporate by reference the unaudited condensed consolidated financial statements of the Company's Form 10-Q for the period ended September 30, 2020. Refer to Item 1010(a)(2) of Regulation M-A.

Preliminary Proxy Statement

Opinion of Jefferies LLC
Miscellaneous, page 74

3. We note the updated disclosure on pages 57 and 74 indicating a lack of material relationships between "Jefferies' financial advisory business and the Company, Parent or any of the Participants." Please confirm, if true, that there have been no material relationships between Jefferies and any of the Company's affiliates for the past two years. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A

4. Refer to comment 3 above and the disclosure on page 39 that the Special Committee determined "that any relationships between Jefferies and members of the Buyer Consortium previously disclosed by Jefferies to the Special Committee were not material to the Special Committee's evaluation of a transaction involving the Buyer Consortium." Please be advised that the materiality threshold under Item 1015(b)(4) extends to any material relationships, not just those that the Special Committee deems material for purposes of its evaluation of the transaction. Accordingly, please confirm that any material relationships between Jefferies or its affiliates and the Company and its affiliates during the past two years will be disclosed such that the Company's stockholders will be able to adequately assess Jefferies' independence and objectivity.

* * *

Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions